

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2011

Via E-mail
Richard Aland, Chief Executive Officer
Accelerated Acquisitions V, Inc.
12720 Hillcrest Road, Suite 1045
Dallas, Texas 75230

> **RE: Accelerated Acquisitions V, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed May 11, 2011**
> **File No. 333-167939**

Dear Mr. Aland:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Company

Business Overview, page 7

1.   We note your response to comment two of our April 5, 2011 letter. With a view to clarifying disclosure, advise us of your understanding of the "recent transactions," "competing pool platforms" and "MV information" referenced in the first paragraph of Exhibit 99.1.

2.   We note the statement on page seven that the company "further believes that it is entitled to immediately exercise the Repurchase Option with respect to the 3,235,971 shares of Company Common Stock which was issued to AVP under the Consulting Services Agreement at a price of $0.0001 per share and intends to do so." Please clarify whether the company has advised AVP of its intentions and if so, disclose AVP's response.

Risk Factors, page 9

3.   Your report of independent registered public accounting firm is dated March 22, 2011 on page 42. Please revise or advise why you state "in their report dated December 31, 2010."

Liquidity and Capital Resources, page 34

4.   Please revise to address your liquidity as of the most recent practicable date. Also, with respect to your "first revenue-production pool," please revise to disclose the revenues received as of the most recent practicable date or state that there is no assurance that you will receive any revenues.

5.   Please revise here and in the last paragraph on page six to summarize the status of your "non-beta" pools.

Consolidated Financial Statements, page 41

6.   Please update your consolidated financial statements in an amendment to your Form S-1 pursuant to Rule 8-08 of Regulation S-X

Report of Independent Registered Public Accounting Firm, page 42

7.   We note your response to comment five of our letter dated April 5, 2011, and we reissue the comment. Specifically, please add the name of the company between "the financial position of" and "(a development stage company)". You should also revise the report included in your Form 10-K accordingly.

Signatures, page 60

8.   Please ensure that your signature page is currently dated.

Form 10-K for December 31, 2010, filed March 24, 2011 and amended May 11, 2011

Signatures, page 37

9.   Please include the signature of your controller or principal accounting officer as required by Form 10-K. See General Instruction D(2) to Form 10-K. If your controller or principal accounting officer has signed the Form 10-K, but the signature page does not indicate that the person signing occupies that position, then please confirm that your controller or principal accounting officer has signed the form and that in future filings you will indicate each capacity in which the officers are signing the report.

Form 10-Q for fiscal quarter ended March 31, 2011 filed May 16, 2011

Item 4. Controls and Procedures, page 16

10.   Please revise to include the conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the Form 10-Q pursuant to Item 307 of Regulation S-K. In addition, revise your disclosure of changes in internal controls over financial reporting to refer the appropriate period in accordance with Item 308(c) of Regulations S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that these representations must be provided by and signed by the company.

You may contact Steve Lo at (202) 551-3394 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Janice McGuirk, examiner, at (202) 551-3395 or Jim Lopez, legal reviewer, at (202) 551-3536.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

Office of Beverages, Apparel and
Health Care Services